Exhibit 12.1

Regeneron Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(Dollars in thousands)

	2004	2005	2006	2007	2008 (B)
Earnings:
Income (loss) from continuing operations
before income (loss) from equity investee	$41,565	$(95,456)	$(103,150)	$(105,600)	$(82,710)
Fixed charges	14,060	13,687	13,643	13,708	$11,261
Amortization of capitalized interest	78	78	73	23	20
Interest capitalized	-	-	-	-	-

Adjusted earnings	$55,703	$(81,691)	$(89,434)	$(91,869)	$(71,429)

Fixed charges:
Interest expense	$12,175	$12,046	$12,043	$12,043	$7,752
Interest capitalized	-	-	-	-	-
Assumed interest component of rental charges	1,885	1,641	1,600	1,665	3,509

Total fixed charges	$14,060	$13,687	$13,643	$13,708	$11,261

Ratio of earnings to fixed charges	3.96	(A)	(A)	(A)	(A)

(A)

Due to the registrant's losses for the years ended December 31, 2005, 2006, 2007, and 2008 the ratio coverage was less than 1:1. To achieve a coverage ratio of 1:1, the registrant must generate additional earnings of the amounts shown in the table below.

(B)

During the year ended December 31, 2008, the registrant repurchased $82.5 million and repaid the remaining $117.5 million of its convertible senior subordinate notes. As of December 31, 2008, the registrant therefore does not have any registered debt outstanding.

	2005	2006	2007	2008 (B)
Coverage deficiency	$95,378	$103,077	$105,577	$82,690